mwe.com Dan Woodard Attorney at Law dwoodard@mwe.com +1 212 547 55553

July 10, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Patrick Kuhn
Rufus Decker
Rebekah Reed
Mara Ransom

Re:	Brag House Holdings, Inc.
Registration Statement on Form S-1
Filed June 18, 2024
File No. 333-280282

Dear Mr. Kuhn:

On behalf of Brag House Holdings, Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated July 1, 2024, relating to the above referenced Registration Statement on Form S-1 (File No. 333-280282) filed by the Company on June 18, 2024 (the “Draft Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects the Company’s responses to the comments provided by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 1.

One Vanderbilt Avenue New York NY 10017-3852 Tel +1 212 547 5400 Fax +1 212 547 5444 US practice conducted through McDermott Will & Emery LLP.

Registration Statement on Form S-1 filed June 18, 2024

Prospectus Summary, page 1

1.	Please revise to address in the prospectus summary the going concern qualification in your independent auditors' report, as well as your net losses and accumulated deficit.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 8 of Amendment No. 1 to address the going concern qualification in its auditors’ report as well as its net losses and accumulated deficit.

Capitalization, page 40

2.	Please revise the amounts presented in the total capitalization line item to exclude the amounts presented in the cash and cash equivalents line item.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 41 of Amendment No. 1 to exclude the amounts presented in the cash and cash equivalents line item.

Dilution, page 42

3.	Please revise your historical, pro forma and pro forma as adjusted net tangible book value(deficit) amounts as of March 31, 2024 to exclude deferred offering costs.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 43-44 of Amendment No. 1 to exclude deferred offering costs from its historical, pro forma and pro forma as adjusted net tangible book value (deficit) amounts as of March 31, 2024.

Business

Our B2B Strategy, page 54

4.	We note your added disclosure regarding "amassing data" of your users and using it to "empower brands to craft...marketing strategies." Please clarify the status of these business activities and provide additional detail on how you intend to generate revenues through the collection of this data. Make conforming revisions to the prospectus summary, and ensure that your risk factor disclosure addresses any material risks associated with the collection, use, and/or sale of users' data. Additionally, please revise your disclosure regarding the "cost per mille" and "cost per click" performance metrics on page 59 to more clearly explain whether and how these metrics relate to your "data insights" or other business activities and how they measure performance. For example, clarify whether these metrics relate to amounts that you have been paid by other companies for such services, considering your disclosure elsewhere indicating that 99% of your revenues in 2023 were derived from sponsored tournaments.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages and 2, 4 and 56 to clarify that it intends to generate revenues through its data insights model by charging brands a fee to access the insights. The Company also revised its risk factor disclosure on page 18 of Amendment No. 1 to address the risks associated with the collection, use and sale of users’ data through its data insights model.

The Company has also revised its disclosure on pages 2, 4, 56 and 61 of Amendment No. 1 to clarify that its data insights model will not be operational until Q1 2025.

The Company has also revised its disclosure on page 61 of Amendment No. 1 to clarify that its data insights model will help to reduce both CPM and CPC for sponsors that purchase such services once it is implemented in Q1 2025.

Description of Capital Stock, page 77

5.	Please revise to eliminate inconsistencies between your governing documents filed as exhibits to the registration statement and the disclosure in this section. For example, you disclose that the voting standard applicable to any action other than the election of directors is "majority of the votes cast," while Section 2.09(c) of your bylaws filed as Exhibit 3.4 states, "...any matter, other than the election of directors...shall be decided by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the matter." Section 2.03 of your bylaws also suggests that stockholders holding at least 20% of your voting power may call special meetings, which is inconsistent with the disclosure regarding special meetings on page 78.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 35 and 79-81 to accurately describe the corporate governance provisions in its Certificate of Incorporation and Amended and Restated Bylaws.

Anti-Takeover Provisions

Choice of Forum, page 78

6.	You state that the exclusive forum provision in your certificate of incorporation "will not apply to claims which are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware," and specifically that it would not apply to "actions arising under federal securities law." However, this is not apparent from Article 12 of your Certificate of Incorporation filed as Exhibit 3.1, which states that the Court of Chancery of the State of Delaware will be the exclusive forum for "any derivative action or proceeding," with no carve-out or qualifier that would limit the provision from applying to derivative actions arising under the Securities Act or Exchange Act. We further note that the provision granting federal district courts exclusive jurisdiction over claims arising under the Securities Act is found in your bylaws, rather than in the Certificate of Incorporation as disclosed as page 79. Please revise the prospectus and/or your governing documents as needed to consistently indicate which provisions apply to actions arising under the Securities Act and/or Exchange Act, taking note that Section 27 of the Exchange Act creates exclusive federal jurisdiction for claims arising under the Exchange Act and Section 22 of the Securities Act creates concurrent federal and state jurisdiction for claims arising under the Securities Act. Your risk factor disclosure on page 34 contains similar inconsistencies but suggests that you may be amending your charter shortly before this offering occurs, given that it refers to the "certification of incorporation that will be in effect immediately prior to the closing of this offering."

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 35 and 80-81 to accurately describe the choice-of-forum provisions in its Certificate of Incorporation.

Underwriting

Lock-Up Agreements, page 89

7.	Your disclosure that shares held by your officers, directors, and certain shareholders will be subject to a lock-up period of 180 days is inconsistent with the disclosure on page 8 that the lock-up periods applicable to these parties will range from 30-180 days. Please revise for consistency and provide additional information that enables investors to understand the volume of shares that will be subject to any disparate lock-up periods.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 9, 83 and 91 of Amendment No. 1 to clarify that the lock-up periods will be either 30 or 180 days, and also revised to disclose a percentage of shares which will be subject to each applicable lock-up period.

Description of Capital Stock, page 77

8.	Please file as an exhibit to the registration statement the certificate of designation for your Series A Preferred Stock.

Response: In response to the Staff’s comment, the Company has filed the certificate of designation for its Series A Preferred Stock as an exhibit to Amendment No. 1.

Please contact me at +1 212 547 5553 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its revised Registration Statement on Form S-1.

Sincerely,

/s/ Daniel Woodard
cc: Lavell Juan Malloy, II, Chief Executive Officer

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